SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                             For the month of April


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                        Yes _____________ No____X_______



     (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

   1. The English language press release of Van der Moolen Holding N.V. dated April 22, 2004 announcing the sale of 780.000 own shares.

Van Der Moolen Holding Completes Sale of 780.000 Own Shares

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--April 22, 2004--Van der Moolen has successfully completed the sale of 780.000 ordinary shares that were previously held in treasury.
    As announced in an earlier press release today, the sale follows a policy change with regard to the hedging of future obligations arising from Van der Moolen's employee stock options plan. Our previous 100% hedge policy has been replaced by a delta hedge policy. As a result, Van der Moolen has now brought down the number of its own shares it holds in portfolio.
    The 780.000 shares were sold at a price of EUR 7.23 per share in cash, generating proceeds of approximately EUR 5.6 million. The transaction strengthens Van der Moolen's solvency, as the entire proceeds will be added to Shareholders' equity.

    For more information about Van der Moolen, please visit www.vandermoolen.com.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ, including the outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             +31 (0)20 535 6789

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    VAN DER MOOLEN HOLDING N.V.

         Date: April 22, 2004       By: /s/ Friedrich M.J. Bottcher
                                        ---------------------------

                                    name: Friedrich M.J. Bottcher
                                    title: Chairman of the Executive Board

                                    By: /s/ Frank F. Dorjee
                                        ---------------------------

                                    name: Frank F. Dorjee
                                    title: Chief Financial Officer
                                       Member of the Executive Board

                                    By: /s/ James.P. Cleaver, Jr.
                                        ----------------------------

                                    name : James P. Cleaver, Jr.
                                    title: Member of the Executive Board

                                    By: /s/ Casper F. Rondeltap
                                        ----------------------------
                                    name : Casper F. Rondeltap
                                    title: Member of the Executive Board


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